UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.

In the Matter of

NORTHEAST UTILITIES ("NU")                   CERTIFICATE
WESTERN MASSACHUSETTS                        PURSUANT TO
ELECTRIC COMPANY ("WMECO")                   RULE 24
THE CONNECTICUT LIGHT AND
POWER COMPANY ("CL&P")
PUBLIC SERVICE COMPANY
OF NEW HAMPSHIRE ("PSNH")
YANKEE GAS SERVICES COMPANY ("Yankee")

File No.  70-9755
(Public Utility Holding
Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding
Company Act of 1935, and with reference to the transaction proposed in the Application/Declaration on Form U-1 (the
"Application") in File No. 70-9755, NU, CL&P, WMECO, PSNH and Yankee hereby report and certify as follows:

(i) On November 12, 2002, NU entered into a $350 million revolving credit facility pursuant to a Credit Agreement dated as of November
12, 2002 among Northeast Utilities, the Banks Named Therein, Union Bank of California, N.A. as Administrative Agent and Bank One, N.A., as Fronting Bank, a copy of which is filed as an Exhibit B-3 to this Certificate.

(ii) On November 12, 2002, WMECO, CL&P, PSNH and Yankee entered into a $300 million revolving credit facility pursuant to a Credit Agreement dated as of November 12, 2002, among WMECO, CL&P, PSNH, Yankee, the Banks Named Therein and Citibank, N.A. as
Administrative Agent, a copy of which is filed as Exhibit B-4 to this Certificate.

The transactions referenced above were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on December 28, 2000 in this file.

Submitted with this Certificate is the "past tense" opinion of counsel as Exhibit F-3.

Exhibits

Exhibit B-3 -  Credit Agreement dated as of November 12, 2002 among
               Northeast Utilities, the Banks Named Therein,
               Union Bank of California, N.A. as Administrative
               Agent and Bank One, N.A., as Fronting Bank

Exhibit B-4 -  Credit Agreement dated as of November 12,
               2002, among WMECO, CL&P, PSNH, Yankee, the Banks
               Named Therein and Citibank, N.A. as Administrative
               Agent

Exhibit F-3 -  Post-Effective Opinion of Counsel

                  SIGNATURE PAGE TO FOLLOW

                          SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Northeast Utilities, Western Massachusetts Electric
Company, The Connecticut Light and Power Company, Public Service
Company of New Hampshire and Yankee Gas Services Company have duly caused this Certificate to be signed on their behalf by the undersigned hereunto duly authorized


NORTHEAST UTILITIES
WESTERN MASSACHUSETTS ELECTRIC COMPANY
THE CONNECTICUT LIGHT AND POWER COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
YANKEE GAS SERVICES COMPANY


By:    /s/ Randy A. Shoop
       Randy A. Shoop
       Assistant Treasurer-Finance, Northeast Utilities Service Company, as Agent for all of the above-named companies

Dated: November 21, 2002